Filed by Thunder Bridge II Surviving Pubco, Inc. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Thunder Bridge II Surviving Pubco, Inc.
and Thunder Bridge Acquisition II, Ltd.
(SEC File No. 333-252374)

Jim Cramer:

I think we’ve got too many of these SPAC deals, although some of them are good. Now that everyone seems to be throwing in the towel in the whole group, maybe we got to look over, see which one’s cheap enough, give it a second look.

Jim Cramer:

Take Indie Semiconductor. That’s a company that makes next generation chips and software for the automobile industry. It’s in the process of merging with Thunder Bridge Acquisition II, which currently trades under the symbol THBR, although it will become Indie, INDI, once the deal closes in the next few weeks.

Jim Cramer:

These guys have exposure in autonomous driving, connected cars, user interface technology, vehicle electrification, a $2 billion strategic backlog. And by the way, it’s just what the president’s talking about. Even though the auto industry is currently plagued by a [inaudible 00:00:44] shortage, something that could give chip makers like Indie some serious pricing power, the stock’s fallen from nearly 15 late last year to 10 bucks and change today. In fact, it’s now almost exactly where it was when the deal was announced.

Jim Cramer:

Again, and we need to be careful with these SPAC stories, but this one deserves a closer examination. So let’s check in with Donald McClymont. He’s the co-founder and chairman and CEO of Indie Semi, get a better read on where his company is headed. Mr. McClymont, welcome to Mad Money.

Donald McClymont:

Yeah. Thanks, Jim. My pleasure to be here.

Jim Cramer:

Okay. So Donald, you are in the hottest area of semiconductors. But there’s also a terrible shortage, to the point where Ford tonight actually basically said, “Listen, we’re not going to be able to make the quarter. We don’t have enough chips. We’re furloughing workers all over the country.” Will Indie have enough chips to be able to meet its clients’ demand.

Donald McClymont:

Yeah, for sure. So far so good. Indie has kind of a policy. We developed our supply chain kind of in our own image. We are wholly focused on the automotive market. So we picked suppliers who were also much the same, and to that end, they make the right decisions for the automotive market. So whereas others are struggling, we’ve actually really profited from the shortage. And we’re seeing people coming to us looking to make sure that they can have some of the goodness in the future for their products.

Jim Cramer:

All right, good. We do have to take that off the table because some of these smaller companies have really been crushed by this. Now, I’m trying to understand the path from 20 million, say, in sales to 500 million in 2025. Because a lot of the SPACs have been pretty aggressive, and we don’t want any of our viewers to be in a situation where the companies are over-promising and then can’t deliver.

Donald McClymont:

Yeah, exactly. I mean, we are in this space because we’ve been extremely patient. We built the company slowly and carefully over time. And as a result of that, we’ve built this real backlog. And we also have some real history. We’ve shipped more than 100 million parts into the business already. We have a track record and that really is going to grow very strongly. We have great visibility at the end of this year, next year, and the years beyond. Because the bad thing about automotive, it takes a long time to get started. But the good thing is once you’re in, you get great visibility going forward.

Jim Cramer:

Is that why after you’ve been in business for more than a decade, you’re still kind of at that 23 million run rate? Once you’re in, it’s going to start taking off?

Donald McClymont:

Yeah, absolutely. I mean, there’s no shortcut in this business. Many people ask me how we managed to get into automotive so quickly in this business. And the actual answer is we didn’t. It took 10 years, and there is really no shortcut to that. You have to serve your time. You have to prove to these guys that you’re ready for prime time. And once you get to that point, you build up a big head of steam. And really that was why it made sense for us to go out and bring the company to the public markets at this time.

Jim Cramer:

All right, now, the president is talking tonight about a lot of different infrastructures. But when you break it down, what he really spends a lot of time talking about is climate change, and he’s very electric vehicle focused. What does Indie bring to the party that would please and present an opportunity for automakers to get to really team up with the government to get this thing done?

Donald McClymont:

Well, I mean, pretty much all of our products are synonymous with high-end and e-vehicle has been synonymous with high-end to date. So any tailwind that the e-vehicle market has is great for us. We’re kind of in early innings in terms of our e-vehicle deployment, but we have several key wins in the area, which are directly germane to the propulsion systems of the e-vehicle cars. So although it’s early innings, I’d expect to see that some substantial part of our growth in the future comes from that area.

Jim Cramer:

All right, now, our viewers are all familiar with David Aldrich. David came on when Skyworks was at $5. He was our second guest. And he is putting his imprimatur on this company. How are you connected with Skyworks that David would want to be involved?

Donald McClymont:

Well, that’s funny because he claimed he was your first guest.

Jim Cramer:

Wait a second. Wait a second. But it was Regeneron was the first. He was second. They’re both five bucks. They both made viewers a fortune. So I want to know if Indie’s going to do the same.

Donald McClymont:

Yeah, well, I mean, we pursued him aggressively. His experience was exactly the journey that we’re about to go through, and having him at my side to guide me and make the right decisions to go the same direction is really what I went after strongly. He was my boss for a brief period, although he probably doesn’t remember me at the time because I was pretty low in his organization. But I’ve always been impressed by the cut of his jib, and I’m looking forward to him help guide us in the future.

Jim Cramer:

All right. Well, my last question, why a SPAC versus an IPO?

Donald McClymont:

Well, I mean, for us, it was just a question of timing. We were on the path to IPO towards the end of ‘22, beginning ‘23, regardless. And then, this SPAC opportunity came our way at the same time, as we were seeing sort of a huge uptick in demand from our customer base. And really, the only kind of limiting factor to our growth in the past has been our balance sheet. I mean, typically as a private company, you don’t have a lot of runway in front of you as in these guys are looking for you to be around in 20 years.

Donald McClymont:

So the opportunity was now. It gives us the firepower to our balance sheet. And that’s really where we’re going to grow and we’re going to take off right now. So looking forward to the ride.

Jim Cramer:

Well, it does feel, after reading what Ford’s saying and the shortages and the Secretary of Commerce talking about this, that you would have one of the hottest deals ever at this very moment, just simply by being automotive semi, but maybe that’s just being too simplistic, correct?

Donald McClymont:

No, I think that’s true. I mean, there are many auto tech companies that are going out at the same time, but we provide the underpinnings. For us, we are agnostic to the technology area. We’ll happily supply to the new entrants and the existing guys. And I think as an investor, that allows you a little bit of a hedge. You don’t have to decide between lidar A and lidar B. If you pick us, then the likelihood is that we’ll be supplying to whoever wins anyway.

Jim Cramer:

Oh, I like that.

Donald McClymont:

So I think pretty much it does make us the hottest company in SPAC market right now.

Jim Cramer:

I like that very much. This stock would be, because of the way SPACs work, you might be getting a particularly low price on this one. I don’t say that about many of the SPACs. So I want to thank Donald McClymont. He’s the co-founder and chairman and CEO of Indie Semi. Thank you, sir.

Donald McClymont:

Yeah, no, thanks, Jim. That was great. Thank you.

Jim Cramer:

And just so we know, once again, David Aldrich, who’s one of the greatest, created Skyworks, well, made Skyworks solution into the company that we know before Liam Griffin came in, is personally involved with this company. And, to me, that’s a very important seal of approval. Mad Money’s back after the break.

Speaker 3:

Coming up, from the Mad Money studio to the president’s cabinet, and now, back with the latest on President Biden’s infrastructure intentions, Commerce Secretary Gina Raimondo joins Cramer next.

Speaker 3:

Don’t miss a second of Mad Money. Follow @JimCramer on Twitter. Have a question? Tweet Cramer, #madtweets. Send Jim an email to madmoney@cnbc.com or give us a call at 1-800-743-CNBC. Miss something? Head to madmoney.cnbc.com.

Shepard Smith:

Shepard Smith here. Thanks for watching CNBC on YouTube.

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Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction involving indie Semiconductor and Thunder Bridge II, Thunder Bridge II filed a registration statement on Form S-4 (the “Form S-4”), which includes a proxy statement/prospectus, with the Securities and Exchange Commission (the “SEC”) on January 25, 2021, as amended March 23, 2021. All persons, including Thunder Bridge II’s shareholders are urged to read, the preliminary proxy statement/prospectus, included in the Form S-4, and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials contain important information about indie, Thunder Bridge II and the proposed business combination. Promptly after the Form S-4 is declared effective by the SEC, Thunder Bridge II will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the Business Combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of Thunder Bridge II are urged to carefully read the entire Form S-4 and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Thunder Bridge II with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov or by directing a request to Thunder Bridge Acquisition II, Ltd., 9912 Georgetown Pike, Suite D203, Great Falls, Virginia, 22066, Attention: Secretary, or by calling (202) 431-0507.

Participants in the Solicitation

Thunder Bridge II and indie Semiconductor and their respective directors and executive officers and certain other members of their management and employees may be deemed “participants” in the solicitation of proxies from Thunder Bridge II’s shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Thunder Bridge II or indie Semiconductor is set forth in the proxy statement/prospectus for the proposed business combination included in the Form S-4, which is available at www.sec.gov. Information about Thunder Bridge II’s directors and executive officers and their ownership of Thunder Bridge II ordinary shares is set forth in Thunder Bridge II prospectus, dated August 9, 2019 and in the proxy statement/prospectus included in the Form S-4, as may be modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filings. These documents can be obtained free of charge from www.sec.gov.

Forward Looking Statements

This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements may include, but are not limited to, statements regarding indie’s industry and market sizes, future opportunities for indie and Thunder Bridge II, indie’s estimated future results and the proposed business combination between Thunder Bridge II and indie, including the implied enterprise value, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in Thunder Bridge II’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the business combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the inability to complete the transactions contemplated by the definitive agreement due to the failure to obtain approval of Thunder Bridge II’s shareholders, the failure to achieve the minimum amount of cash available following any redemptions by Thunder Bridge II shareholders, redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions; costs related to the transactions contemplated by the definitive agreement; a delay or failure to realize the expected benefits from the proposed transaction; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; changes in the automobile or semiconductor markets in which indie competes, including with respect to its competitive landscape, technology evolution or regulatory changes; changes in domestic and global general economic conditions, risk that indie may not be able to execute its growth strategies, including identifying and executing acquisitions; risks related to the ongoing COVID-19 pandemic and response; risk that indie may not be able to develop and maintain effective internal controls; and other risks and uncertainties indicated in Thunder Bridge II’s final prospectus, dated August 9, 2019, for its initial public offering, and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Thunder Bridge II’s other filings with the SEC. Indie cautions that the foregoing list of factors is not exclusive.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about Thunder Bridge II and indie or the date of such information in the case of information from persons other than Thunder Bridge II or indie, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding indie’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities nor shall it constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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